Exibit 20.1

From:                                           For Release:
         VMLPZ  Mortgage Investors L.P.                   IMMEDIATELY
         (VMLPZ)
                                                Contact:
                                                           Philip H. Brady, Jr.
                                                           617/338-2925

                     VMLPZ MORTGAGE INVESTORS L.P. ANNOUNCES
                 ADOPTION OF PLAN OF LIQUIDATION AND TERMINATION

     Boston, Massachusetts -- September 21, 1995 -- VMLPZ Mortgage Investors L.P., a Delaware limited partnership formerly known as Banyan Mortgage Investors L.P., announced that it has adopted a plan of complete liquidation and termination of the Partnership. As has been previously disclosed, the Partnership has been in the process of disposing of its remaining investments and satisfying its remaining liabilities. The Partnership's last investment was sold in the summer of 1995. With the adoption of the plan of liquidation, the Partnership is in the position to prepare to make a first and final liquidatiing distribution to its unitholders in connection with the termination of the Partnership.

     Philip H. Brady, Jr., President of the Partnership and its General Partner, VMLPZ Mortgage Investors, Inc. (formerly known as Banyan Mortgage Investors, Inc.), stated: "In October 1995, the Partnership intends to establish a record date and declare the liquidating distribution to be made to the Partnership's unitholders. It is presently anticipated that the distribution will be made in November 1995, in advance of the Partnership's target of completing its liquidation prior to the end of this calendar year."

     VMLPZ Mortgage Investors L.P. trades over-the-counter.

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